UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549


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                                                  :
                In the Matter of                  :
                                                  :
                CSW CREDIT, INC.                  :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-7218                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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      1. CSW Credit, Inc. (Credit) hereby files a balance sheet as of September 30, 1997, statements of income for the three and twelve month periods ended September 30, 1997, and notes to the financial statements as Exhibit 1 attached hereto.

      2. Credit hereby certifies that on September 30, 1997, it had $848,700,000 face amount of commercial paper outstanding at a weighted average cost of 5.63%. This amount consisted of $431,700,000 issued and sold to Lehman Commercial Paper, Inc., as dealer, and $417,000,000 issued and sold to Goldman Sachs & Co., as dealer, as shown in Exhibit 2 attached hereto. Credit hereby further certifies that it had no other material borrowings outstanding on September 30, 1997.

      3. Credit hereby files as Exhibit 3 attached hereto the earnings coverage for Credit's indebtedness for the period from July 1, 1997 through September 30, 1997 and Credit's capital structure at September 30, 1997. Credit hereby files as Exhibit 4 attached hereto the twelve month average of outstanding accounts receivable and bad debt write-offs related to non-affiliated companies during said period as of the end of each month.

      4. With respect to affiliated companies, Central Power and Light Company
(CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), and West Texas Utilities Company (WTU), Credit hereby certifies that the allowed returns on common equity for the period from July 1, 1997 through September 30, 1997 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 5, 6 and 7, respectively, attached hereto.

      5. With respect to Houston Lighting & Power Company (HLP), Credit had a twelve month average of outstanding receivables for the period ending September 30, 1997 of $360,266,000. During the quarter ended September 30, 1997 the daily maximum borrowing relating to the purchase of accounts receivable from HLP was $535,429,000.

      6. Credit hereby certifies it was in compliance with the terms of the temporary relief as defined in the order issued on March 11, 1997 as shown in
Exhibit 4 attached hereto.

      7. Credit hereby certifies that during the period July 1, 1997 through September 30, 1997, there were no sales of HLP receivables to The Bank of New York.

      8. Credit hereby files as Exhibit 8 attached hereto the calculation, by month, of the CPL finder fee attributable to the factoring of HLP receivables by Credit.

      9. Credit hereby files as Exhibit 9 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of CSW system accounts receivable rates which was issued during the period July 1, 1997 through September 30, 1997.

      10. Credit hereby files as Exhibit 10 attached hereto a copy of the audited annual financial statements for the year ended December 31, 1996.

      11. Credit hereby files as Exhibit 11 attached hereto a copy of the accounting system procedures and chart of accounts of Credit as maintained by Central and South West Services, Inc.

      12. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, February 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992,
December 21, 1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Services, Inc. has duly caused this report to be signed on the 13th day of November, 1997.




                                     By :   /S/ LAWRENCE B. CONNORS
                                                Lawrence B. Connors
                                                Controller
                                                CSW Credit, Inc.

1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                            Transmission
Number                           Exhibit                                 Method
-------                          -------                           ------------

   1        Balance sheet as of September 30, 1997, statements        Electronic
            of income for the three and twelve month periods ended September 30, 1997, and notes to the financial statements.


   2        Commercial paper outstanding at September 30, 1997.       Electronic


   3        Earnings coverage for the period from July 1, 1997        Electronic
            through September 30, 1997 and capital structure at September 30, 1997.


   4        Twelve month average as of the end of each month of       Electronic
            outstanding accounts receivable of affiliated and non-affiliated companies and bad debt write-offs related to non-affiliated companies during the period
            July 1, 1997 through September 30, 1997.


   5        Discount calculation for affiliated companies for the     Electronic
            three months ended September 30, 1997.


   6        Analysis of the allowed returns on common equity for      Electronic
            affiliated companies at September 30, 1997.


   7        Factoring expense savings for the affiliated companies    Electronic
            for the three months ended September 30, 1997.


   8        Calculation, by month, of CPL finder fee attributable     Electronic
            to factoring of HLP receivables during the period
            July 1, 1997 through September 30, 1997.


   9        Copy of any state regulatory commission decision or       Electronic
            analysis addressing the effect of the factoring of CSW system accounts receivable rates issued during the period July 1, 1997 through September 30, 1997.


  10        Copy of audited annual financial statements for the       Electronic
            year ended December 31, 1996.


  11        Copy of the accounting system procedures and chart of     Electronic
            accounts of Credit as maintained by Central and South
            West Services, Inc.